Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 5, 2018 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 14 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, and FOR the advisory resolution on the Bank’s approach to executive compensation.

1. Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 14 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Janice M. Babiak	307,573,712	99.66%	1,042,601	0.34%
Sophie Brochu	306,600,919	99.35%	2,014,893	0.65%
George A. Cope	302,200,634	97.92%	6,415,676	2.08%
Christine A. Edwards	306,305,310	99.25%	2,309,714	0.75%
Martin S. Eichenbaum	307,416,266	99.61%	1,200,283	0.39%
Ronald H. Farmer	301,150,828	97.58%	7,464,600	2.42%
David Harquail	307,391,026	99.60%	1,225,524	0.40%
Linda Huber	307,550,295	99.65%	1,065,235	0.35%
Eric R. La Flèche	307,306,112	99.58%	1,309,347	0.42%
Lorraine Mitchelmore	307,502,342	99.64%	1,114,128	0.36%
Philip S. Orsino	298,437,100	96.70%	10,179,448	3.30%
J. Robert S. Prichard	298,896,448	96.85%	9,720,101	3.15%
Darryl White	307,163,800	99.53%	1,452,671	0.47%
Don M. Wilson III	305,402,930	98.96%	3,214,148	1.04%

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2018 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
318,553,707	97.83%	7,064,198	2.17%

3. Advisory Resolution on the Bank’s approach to Executive Compensation

A ballot was conducted to vote for the Advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against
295,707,642	95.83%	12,854,844	4.17%

Dated this 5th day of April, 2018.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary